FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July 2008
31 July 2008

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No.333-08246) and Form F-3/S-3 (SEC File No.333-106837) filed by the Registrant under the Securities Act of 1933.

EXHIBIT INDEX

Exhibit

EXHIBIT NO. 1	Press release of British Sky Broadcasting Group plc announcing BSkyB results for the 12 months ended 30 June 2008 released on 31 July 2008

Consolidated financial statements

Consolidated Income Statement
for the year ended 30 June 2008

	Notes	2008 £m	2007 £m

Revenue	1	4,952	4,551
Operating expense	2	(4,228)	(3,736)
Operating profit		724	815

Share of results of joint ventures and associates	12	15	12
Investment income	3	47	46
Finance costs	3	(177)	(149)
Profit on disposal of joint venture	4	67	-
Impairment of available-for-sale investment	5	(616)	-
Profit before tax		60	724

Taxation	6	(187)	(225)
(Loss) profit for the year		(127)	499

(Loss) earnings per share from (loss) profit for the year (in pence)
Basic	7	(7.3p)	28.4p
Diluted	7	(7.3p)	28.2p

Consolidated Statement of Recognised Income and Expense
for the year ended 30 June 2008

	2008 £m	2007 £m

(Loss) profit for the year	(127)	499

Net (loss) profit recognised directly in equity
Loss on available-for-sale investments	13 (192)	(151)
Cash flow hedges	43	(70)
Tax on cash flow hedges	(13)	21
Exchange differences on translation of foreign operations	4	-
	(158)	(200)

Amounts reclassified and reported in the income statement
Cash flow hedges	2	109
Tax on cash flow hedges	-	(33)
Transfer to (loss) profit on impairment of available-for-sale investment	343	-

	345	76

Net profit (loss) recognised directly in equity	187	(124)

Total recognised income and expense for the year	60	375

Consolidated Income Statement
for the three months ended 30 June 2008

	2008 Three months ended 30 June £m (unaudited)	2007 Three months ended 30 June £m (unaudited)

Revenue	1,246	1,175
Operating expense	(1,026)	(973)

Operating profit	220	202

Share of results of joint ventures and associates	3	3
Investment income	9	4
Finance costs	(50)	(41)
Impairment of available-for-sale investments	(142)	-
Profit before tax	40	168

Taxation	(49)	(57)
(Loss) profit for the quarter	(9)	111

(Loss) earnings per share from (loss) profit for the quarter (in pence)
Basic	(0.5p)	6.4p
Diluted	(0.5p)	6.3p

Consolidated Balance Sheet
as at 30 June 2008

	Notes	2008 £m	2007 £m

Non-current assets
Goodwill	9	852	741
Intangible assets	10	303	261
Property, plant and equipment	11	722	670
Investments in joint ventures and associates	12	114	34
Available-for-sale investments	13	338	797
Deferred tax assets	14	23	54
Trade and other receivables	16	19	-
Derivative financial assets		13	-
		2,384	2,557

Current assets
Inventories	15	310	384
Trade and other receivables	16	566	524
Short-term deposits		185	15
Cash and cash equivalents		632	435
Derivative financial assets		5	5
		1,698	1,363

Total assets		4,082	3,920

Current liabilities
Borrowings	19	338	16
Trade and other payables	17	1,294	1,295
Current tax liabilities		151	144
Provisions	18	27	8
Derivative financial liabilities		83	36
		1,893	1,499

Non-current liabilities
Borrowings	19	2,108	2,014
Trade and other payables	19	67	84
Provisions	18	22	18
Derivative financial liabilities		160	258
		2,357	2,374

Total liabilities		4,250	3,873

Shareholders' (deficit) equity	21	(168)	47

Total liabilities and shareholders' (deficit) equity		4,082	3,920

Consolidated Cash Flow Statement
for the year ended 30 June 2008

	2008 £m	2007 £m

Cash flows from operating activities
Cash generated from operations	997	1,007
Interest received	43	46
Taxation paid	(163)	(128)
Net cash from operating activities	877	925

Cash flows from investing activities
Dividends received from joint ventures and associates	11	9
Net funding to joint ventures and associates	(6)	(3)
Purchase of property, plant and equipment	(215)	(292)
Purchase of intangible assets	(124)	(64)
Purchase of available-for-sale investments	(6)	(947)
Purchase of subsidiaries (net of cash and cash equivalents purchased)	(72)	(104)
Proceeds from the sale of subsidiaries	3	-
(Increase) decrease in short-term deposits	(170)	632
Net cash used in investing activities	(579)	(769)

Cash flows from financing activities
Proceeds from borrowings	383	295
Repayment of borrowings	(16)	(192)
Repayment of obligations under finance leases	(1)	-
Proceeds from disposal of shares in Employee Share Ownership Plan ("ESOP")	22	37
Purchase of own shares for ESOP	(45)	(76)
Purchase of own shares for cancellation	-	(214)
Interest paid	(165)	(154)
Dividends paid to shareholders	(280)	(233)
Net cash (used in) financing activities	(102)	(537)

Effect of foreign exchange rate movements	1	-

Net increase (decrease) in cash and cash equivalents	197	(381)

Cash and cash equivalents at the beginning of the year	435	816

Cash and cash equivalents at the end of the year	632	435

Notes to the consolidated financial statements

The financial information set out in this preliminary announcement does not constitute statutory financial statements for the years ended 30 June 2008 or 2007, for the purpose of the Companies Act 1985, but is derived from those financial statements. Statutory financial statements for 2007 have been filed with the Registrar of Companies and those for 2008 will be filed prior to the Group's next annual general meeting. The Group's auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union ("IFRS"), this announcement does not itself contain sufficient information to comply with IFRS. The accounting policies applied in preparing this financial information are consistent with the Group's financial statements for the year ended 30 June 2007.

1. Revenue

	2008 £m	2007 £m

Retail subscription	3,769	3,406
Wholesale subscription	181	208
Advertising	328	352
Sky Bet	44	47
Installation, hardware and service	276	212
Other	354	326
	4,952	4,551

2. Operating expense

	2008 £m	2007 £m

Programming (i)	1,713	1,539
Transmission and related functions	542	402
Marketing	743	734
Subscriber management	700	618
Administration (ii) (iii)	530	443
	4,228	3,736

(i) Included within programming for the year ended 30 June 2007 is a £65 million credit due to the Group, arising from certain contractual rights under one of the Group's channel distribution agreements.

(ii) Included within administration for the year ended 30 June 2008 is £21 million (2007: £16 million) of expense relating to legal costs incurred on the Group's ongoing claim against EDS (the information and technology solutions provider).

(iii) Included within administration for the year ended 30 June 2008 is £7 million of expense relating to a restructuring exercise undertaken following a review of operating costs.

3. Investment income and finance costs

	2008 £m	2007 £m

Investment income
Cash, cash equivalents and short-term deposits	25	33
Dividends receivable from available-for-sale investments	22	13
	47	46

	2008 £m	2007 £m

Finance costs
- Interest payable and similar charges
£1 billion Revolving Credit Facility ("RCF")	(6)	(12)
Guaranteed Notes	(167)	(135)
Finance lease interest	(7)	(8)
	(180)	(155)

- Other finance income (expense)
Remeasurement of borrowings and borrowings-related derivative financial instruments (i)	4	-
Remeasurement of programming-related derivative financial instruments (i)	(1)	6
Gain (loss) arising on derivatives in a designated fair value hedge accounting relationship	14	(5)
(Loss) gain arising on adjustment for hedged item in a designated fair value hedge accounting relationship	(14)	5
	3	6

	(177)	(149)

(i) Not qualifying for hedge accounting

4. Profit on disposal of joint venture

On 12 December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group's 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel's television operations outside of the United States of America). This realised a profit on disposal of £67 million.

5. Impairment of available-for-sale investment

The Group's investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with International Financial Reporting Standards, the Group has continued to review that carrying value throughout fiscal 2008 and has recognised a cumulative impairment loss of £616 million in the current year. The impairment loss for the year was determined with reference to ITV's closing equity share price of 47.5 pence at 27 June 2008, the last trading day of the Group's financial year.

In accordance with IAS 39, the effect of any further decline in the value of the equity share price of ITV will be recognised in the income statement at the relevant future balance sheet date. On 30 July 2008, the equity share price of ITV was 44.5p.

6. Taxation

Taxation recognised in the income statement

	2008 £m	2007 £m

Current tax expense
Current year	172	204
Adjustment in respect of prior years	7	(15)
Total current tax charge	179	189

Deferred tax expense
Origination and reversal of temporary differences	5	22
Adjustment in respect of prior years	3	14
Total deferred tax charge	8	36

Taxation	187	225

Taxation relates to a £179 million
UK
 corporation tax charge (2007: £240 million) and an £8 million tax charge (2007: £15 million credit) in respect of the utilisation of
Luxembourg
 trading losses.

The tax expense for the year is higher (2007: higher) than the expense that would have been charged using the standard rate of corporation tax in the UK (29.5%) applied to profit before tax. The applicable enacted or substantially enacted rate of
UK
 corporation tax for the year was 29.5% (2007: 30%).

7. Earnings per share

The weighted average number of shares for the year was:

	2008 Millions of shares	2007 Millions of shares

Ordinary shares	1,753	1,759
ESOP trust ordinary shares	(5)	(4)
Basic shares	1,748	1,755

Dilutive ordinary shares from share options	-	12
Diluted shares	1,748	1,767

The calculation of diluted (loss) earnings per share excludes 32 million share options (2007: 17 million), which could potentially dilute earnings per share in the future.

Basic and diluted (loss) earnings per share are calculated by dividing the loss or profit for the year into the weighted average number of shares for the year.

	2008 pence	2007 pence

(Loss) earnings per share from (loss) profit for the year
Basic	(7.3)	28.4
Diluted	(7.3)	28.2

8. Dividends

	2008 £m	2007 £m

Dividends declared and paid during the year
2006 Final dividend paid: 6.70p per ordinary share	-	117
2007 Interim dividend paid: 6.60p per ordinary share	-	116
2007 Final dividend paid: 8.90p per ordinary share	156	-
2008 Interim dividend paid: 7.125p per ordinary share	124	-
	280	233

The 2008 final dividend proposed is 9.625p per ordinary share being £168 million. The dividend was proposed after the balance sheet date and is therefore not recognised as a liability as at 30 June 2008.

9. Goodwill

Total £m

Carrying value
At 1 July 2006	637
Purchase of 365 Media Group Plc ("365 Media")	77
Other purchases	27
At 30 June 2007	741
Purchase of Amstrad Plc ("Amstrad")	104
Other purchases	7
At 30 June 2008	852

10. Intangible assets

	Internally generated intangible assets £m	Other intangible assets £m	Internally Generated intangible assets not yet available for use £m	Other intangible assets not yet available for use £m	Total £m

Cost
At 1 July 2007	62	341	-	52	455
Additions from business combinations	-	5	-	3	8
Foreign exchange movements	-	1	-	-	1
Other additions	33	34	4	58	129
Disposals	(4)	(25)	-	-	(29)
Transfers	-	11	-	(11)	-
At 30 June 2008	91	367	4	102	564

Amortisation
At 1 July 2007	25	169	-	-	194
Foreign exchange movements	-	1	-	-	1
Amortisation for the year	14	77	-	-	91
Disposals	(4)	(21)	-	-	(25)
At 30 June 2008	35	226	-	-	261

Carrying amounts
At 1 July 2007	37	172	-	52	261
At 30 June 2008	56	141	4	102	303

The Group's intangible assets include internal and external expenditure on software associated with our customer management systems, software licences, capitalised development costs, copyright licences, customer lists and relationships, patents and brands acquired in business combinations.

11. Property, plant and equipment

	Land and freehold buildings £m	Leasehold improvements £m	Equipment, furniture and fittings £m	Assets not yet available for use £m	Total £m

Cost
At 1 July 2007	105	64	761	37	967
Additions from business combinations	-	-	1	-	1
Foreign exchange movements	-	1	9	-	10
Other additions	3	7	148	46	204
Disposals	-	-	(30)	-	(30)
Transfers	-	-	25	(25)	-
At 30 June 2008	108	72	914	58	1,152

Depreciation
At 1 July 2007	17	19	261	-	297
Foreign exchange movements	-	1	7	-	8
Depreciation	3	2	150	-	155
Disposals	-	-	(30)	-	(30)
At 30 June 2008	20	22	388	-	430

Carrying amounts
At 1 July 2007	88	45	500	37	670
At 30 June 2008	88	50	526	58	722

12. Investments in joint ventures and associates

The movement in joint ventures and associates during the year was as follows:

	2008 £m	2007 £m

Share of net assets:
- At 1 July	34	28
Acquisition of joint ventures and associates
- Disposal of joint venture	(15)	-
- Acquisition of associates	82	-

Movement in net assets
- Funding, net of repayments	6	3
- Dividends received	(11)	(9)
- Share of profits	15	12
- Exchange differences on translation of foreign joint ventures and associates	3	-

At 30 June	114	34

13. Available-for-sale investments

	2008 £m	2007 £m

Investment in ITV at cost	946	946
Unrealised loss on ITV investment	-	(151)
Impairment of ITV investment	(616)	-
Fair value of ITV investment	330	795
Other investments at cost	8	2
	338	797

On 17 November 2006, the Group acquired 696 million shares in ITV, at a price of 135 pence per share, representing 17.9% of the issued capital of ITV, for a total consideration of £946 million including fees and taxes.
 The Group's investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with International Financial Reporting Standards, the Group has continued to review that carrying value throughout fiscal 2008 and has recognised a cumulative impairment loss of £616 million in the current year. The impairment loss for the year was determined with reference to ITV's closing equity share price of 47.5 pence at 27 June 2008, the last trading day of the Group's financial year.

Any disposal of the investment, assuming certain other factors remain consistent with those existing at the balance sheet date, would be exempt from tax under the provisions of the Substantial Shareholding Exemption (SSE). As such, the SSE provisions would prevent any capital loss arising for tax purposes.

The Group holds certain unquoted equity investments that are carried at cost less impairment. The fair value of these investments is not considered to differ significantly from the carrying value.

14. Deferred tax

Recognised deferred tax assets

	Fixed asset temporary differences £m	Tax losses £m	Short-term temporary differences £m	Share-based Payments Temporary Differences £m	Financial Instruments Temporary differences £m	Total £m

At 1 July 2007	(9)	15	9	28	11	54
Credit (charge) to income	3	(8)	(1)	(3)	1	(8)
Charge to equity	-	-	-	(7)	(13)	(20)
Business combinations	(3)	-	-	-	-	(3)
At 30 June 2008	(9)	7	8	18	(1)	23

15. Inventories

	2008 £m	2007 £m

Television programme rights	219	290
Set-top boxes and related equipment	81	84
Other inventories	10	10
	310	384

16. Trade and other receivables

	2008 £m	2007 £m

Net trade receivables	195	204
Amounts receivable from joint ventures and associates	10	8
Amounts receivable from other related parties	6	1
Prepayments	149	175
Accrued income	105	91
VAT	51	4
Other	50	41
Current trade and other receivables	566	524
Non current prepayments	19	-
Total trade and other receivables	585	524

Included within trade and other receivables is £36 million (2007: £27 million) which is due in more than one year.

17. Trade and other payables

	2008 £m	2007 £m

Trade payables	270	380
Amounts owed to joint ventures and associates	3	3
Amounts owed to other related parties	32	36
VAT	105	97
Accruals	534	468
Deferred income	289	245
Other	61	66
	1,294	1,295

18. Provisions

	At 1 July 2007 £m	Provided during the year £m	On acquisition of subsidiary £m	Utilised during the year £m	At 30 June 2008 £m

Current liabilities
Provision for termination benefits	3	-	-	(3)	-
Restructuring provision	-	6	-	-	6
Acquired and acquisition related provisions	-	2	22	(10)	14
Other provisions	5	4	-	(2)	7
	8	12	22	(15)	27

Non-current liabilities
Acquired and acquisition related provisions	-	-	8	-	8
Other provisions	18	-	-	(4)	14
	18	-	8	(4)	22

19. Borrowings and non-current other payables

	2008 £m	2007 £m

Current borrowings
Guaranteed Notes	301	-
Loan Notes	37	16
	338	16

Non-current borrowings
Guaranteed Notes	2,041	1,948
Obligations under finance leases	67	66
	2,108	2,014

Non-current other payables
Accruals	19	10
Deferred income	48	74
	67	84

20. Share capital

	2008 £m	2007 £m
Authorised ordinary shares of 50p
3,000,000,000 (2007: 3,000,000,000)	1,500	1,500

Allotted, called-up and fully paid
1,752,842,599 (2007: 1,752,842,599)	876	876

	2008 Number of ordinary shares	2007 Number of ordinary shares

Allotted and fully paid during the year
Beginning of year	1,752,842,599	1,791,077,599
Shares repurchased and subsequently cancelled	-	(38,235,000)
End of year	1,752,842,599	1,752,842,599

21 . Reconciliation of shareholders' equity

	Share capital £m	Share premium £m	ESOP reserve £m	Hedging reserve £m	Available- for-sale reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' (deficit) equity £m

At 1 July 2007	876	1,437	(54)	(25)	(151)	331	(2,367)	47

Recognition and transfer of cash flow hedges	-	-	-	45	-	-	-	45
Tax on items taken directly to equity	-	-	-	(13)	-	-	(3)	(16)
Exchange differences on translation of foreign operations	-	-	-	-	-	4	-	4
Impairment of available-for-sale investment	-	-	-	-	151	-	-	151
Share-based payment	-	-	17	-	-	-	(9)	8
Loss for the year	-	-	-	-	-	-	(127)	(127)
Dividends	-	-	-	-	-	-	(280)	(280)

At 30 June 2008	876	1,437	(37)	7	-	335	(2,786)	(168)

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 31 July 2008                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary